
DiabetiTrim
DiabetiTrim
For Nutrition and Weight Management
Great taste!


Hi-Tech
TANNATE-12
TRIPLE TANNATE
Tri-Vitamin Drops
with Iron & fluoride
Tri-Vitamin Drops
with fluoride
0.5 mg
Poly-Vitamin Drops
WITH FLUORIDE
0.25 mg
Rx Only



HI-TECH PHARMACAL CO., INC.

[redacted]003 ANNUAL REPORT

03035671

PE
4-30-03

OCT 27 2003

AR/S

creating shareholder value

Our Mission:

Develop, manufacture and distribute high quality liquid, sterile and semi-solid generic pharmaceuticals at the most economical cost to the consumer.

Help people with diabetes live healthier lives by providing pharmaceutical, nutritional and cosmetic products especially formulated to meet their needs.

To maintain the highest ethical standards while providing increased revenues, profits and shareholder value.

"Number one on the list of the nation's top one hundred innovators by Investor's Business Daily"





Sales
($ in thousands)
$47,446
$23,266
$26,414
$29,649
$33,282
99
00
01
02
03



Total Assets
($ in thousands)
$43,828
$23,210
$25,829
$27,510
$33,072
99
00
01
02
03

Hi-Tech Pharmacal Announced Record Sales and Net Income



Stockholders' Equity
($ in thousands)
$35,040
$17,307
$18,739
$20,980
$26,111
99
00
01
02
03



Long-Term Debt
($ in thousands)
$1,003
$556
$217
$62
$0
99
00
01
02
03

Dear Fellow Shareholders:

Hi-Tech Pharmacal's fiscal 2003 was a dynamic year characterized by exceptional growth in sales, profitability, and shareholder value. We reported record sales of $47.4 million, a 43% increase from $33.3 million reported for fiscal 2002. Net income increased 63% to $5.7 million, or $0.74 per diluted share compared to $3.5 million, or $0.48 per diluted share, for fiscal 2002.

Our achievements over the past few years have been recognized by the investment community.

Hi-Tech was ranked number 21 among 100 of America's Fastest Growing Small Companies by Fortune Small Business Magazine and we have also been acknowledged by Investor's Business Daily and Long Island Newsday. In June 2003, our Company became a member of the Russell 2000 Index which measures the performance of small cap companies.

Global demand for generic pharmaceuticals has grown rapidly in the past few years and this trend is expected to continue for several years to come. We see increasing demand for our product lines and have taken some decisive steps to benefit from this opportunity.



We have built our business on two key principles: commitment to making high quality products and dedication to customer service. We have state of the art manufacturing facilities and continuously invest in upgrading our equipment throughout our product development and production cycles. Our dedication to our customers and our outstanding service level has gained us trust from existing customers and has helped us penetrate into new accounts. We have expanded the distribution to all classes of trade, adding important new customers in the managed care and federal supply areas. I am pleased to say that we have strong partnership relationships with every major customer in every class of trade.

Our generic line includes more than 50 prescription and over-the-counter (OTC) products. Over the past several years, we have been shifting our focus towards high margin prescription products that now generate the bulk of our revenues. We have 28 Abbreviated New Drug Applications (ANDA) approved by the Food and Drug Administration for prescription generic products which represent our core business, and we expect that these products will continue to gain additional market share and constitute a strong foundation for our further growth.

Our future success will also depend on our ability to introduce new competitive products. We have been consistently increasing our R&D budget to enhance our generic drug development efforts. In fiscal 2003, we received approvals from the FDA to market 4 new products. We also have 7 products pending at the FDA and another 15 products in various therapeutic categories in active development, each having the potential to become an important product for us.

We will remain focused on generic liquid and sterile products that we believe continue to present an attractive niche with great growth opportunities and a relatively low level of competition. Many significant brands will lose patent protection within the next five years, including products for inhalation and nasal sprays, and we are working hard to assure their timely introduction into the market.

Over the past two years, the Health Care Products Division (HCP) has introduced a series of new products targeted at the diabetic consumer. While the Diabetic Tussin® cough & cold line continues to experience steady growth, several new products - Multibetic®, DiabetiDerm® Foot Rejuvenating Cream and DiabetiSweet® - have been extremely well received by professionals and consumers.

The diabetes market continues to present great opportunities for us. Based on data establishing a definitive link between obesity and diabetes, the Company has made a strategic expansion into the territory of nutrition and weight management currently estimated to have a greater than $300 million market potential. Through its partnership with Medifast, HCP launched its clinically tested DiabetiTrim®, a nutritionally-balanced weight management shake for people with diabetes. The Company is working on additional products in this area and plans to make introductions within the next 12 months.

We have signed a marketing agreement with Syncom Pharmaceuticals for our prescription product, Diabetic Tussin® C with Codeine. Syncom is a sales and marketing organization with a focus on diabetes. Our product will be promoted through their sales force of 85 people to primary care physicians seeing Type II diabetics. We are developing our second prescription product, DiabetiVite® Plus, a unique vitamin and mineral formula for people with diabetes, which we plan to introduce through Syncom in January 2004.

There are an estimated 100 million people with diabetes worldwide. In some areas of the world diabetes is more prevalent than in the United States; in certain Latin American countries the number of people affected by the disease reaches 20 % of the population. We have made a strategic decision to penetrate these potentially lucrative markets and have created an International Division focused primarily on products for diabetics. We intend to distribute our products through agreements with local distributors in several regions of Latin America and other markets including the Middle East, China and Europe.

Over the recent years, our Company has been showing steady growth and profitability based exclusively on internal resources. We have reached a point in the Company's life cycle where we need to take more aggressive steps to ensure its sustainable growth in the future. In July 2003, Hi-Tech sold 860,000 shares of its common stock through a Private Placement, which has generated net proceeds of $23.8 million. We are very pleased that we were able to attract the support of several large financial institutions and plan to use the money to increase our product development funding, as well as for acquisitions of products and/or companies.

To strengthen our management team, we have recently hired William Peters as Vice President, Corporate Development. Mr. Peters brings to Hi-Tech valuable expertise in financial analysis and strategic planning and will assist the Company in evaluating potential acquisition targets, arranging licensing agreements, and analyzing strategic growth opportunities.

I would like to acknowledge the tragic loss of a good colleague and dear friend, Michael McConnell, our Director of Research & Development. He will be missed and remembered for his numerous talents, as well as for his contributions to Hi-Tech's growth and success.

I would like to thank all Hi-Tech employees who, through their everyday joint efforts, have contributed to the Company's success. I would also like to thank you, our shareholders, for your loyalty and support.

David Seltzer

David Seltzer
President and
Chief Executive Officer

Generic Drugs

Increasing Market Penetration

Our generic line includes more than 50 prescription and OTC liquid and semi-solid products, including 28 ANDA products. These prescription pharmaceuticals represent our core business and generate the bulk of our revenues. Among our leading generic products are Albuterol Sulfate solution for inhalation, Albuterol Sulfate syrup, Sulfamethoxazole/Trimethoprim suspension, Promethazine syrup, Prednisolone syrup, Amantadine HCL syrup, Lactulose solution, Chlorhexidine dental solution, Hydroxizine HCL oral syrup and Cimetidine oral solution.

> *"significantly increased market share for our core products"*

Our customers include leading:

- Retail Drug chains: CVS, Walgreens, RiteAid
- Wholesalers: McKesson, AmeriSource Bergen, Cardinal
- Managed care organizations: Novation, Consorta
- Governmental agencies: Federal Supply Service, Veteran Affairs

In FY 2003, many of our products significantly increased their market share with leading customers. We are proud to report the following results:

- Overall generic sales increased 50%
- Top 5 accounts increased 112%.
- Top 10 accounts increased 89%
- Top 20 accounts increased 72%
- Top 3 wholesalers increased 74%
- Top 5 chains (CVS, Rite Aid, Walgreens, Eckerd and Walmart) increased by 163%.

Looking Into The Future

Global demand for generic pharmaceuticals has grown rapidly in the past few years and this trend is expected to continue for several years to come. New market opportunities favorably impacting our current and future business are the result of increasing consumer and pharmacist acceptance of generic pharmaceuticals, new legislation to increase generic utilization and the graying of America.

Hi-Tech expects to see strong demand for its core products and will continue to enhance its reputation in the industry as a leading and reliable supplier of high quality generic liquid pharmaceuticals. We will also penetrate into new territories, including managed care and federal agencies, both presenting significant potential for our product lines.

New Product Development

Our future success will also depend on our ability to introduce new competitive products. We have been consistently increasing our R&D budget in order to enhance our generic drug development efforts. Our R&D spending was $2.1 million, $1.7 million and $1.7 million for fiscal 2003, 2002 and 2001, respectively, and we plan to increase the spending in the next several years.

These efforts have produced significant results, with Hi-Tech receiving marketing approvals from the FDA for four new products in fiscal 2003: Fluoxetine oral solution, equivalent to Eli Lilly's Prozac® oral solution; Timolol Maleate ophthalmic solution, equivalent to Merck's Timoptic®; Prednisolone syrup, equivalent to Muro's Prelone® and Prednisolone Sodium Phosphate Oral Solution, equivalent to Celltech's Pediapred® Oral Solution.



Tri-Vitamin Drops
Tri-Vitamin Drops



Patent expirations for liquid brands present enormous opportunities for Hi-Tech as we continue to focus on our niche expertise in liquid and semi-solid product development and manufacturing. We have 7 products pending at the FDA targeting brand sales in excess of $500 million. Our R&D team is working on 15 products in various therapeutic categories, including sterile ophthalmic products and solutions for inhalation, oral solutions and suspensions and nasal sprays. Total brand market for these products exceeds $1 billion.

Facilities And Equipment: Foundation Of Success

Hi-Tech takes pride in its state of the art facilities. The Company has a 150,000 square ft. facility in Amityville, NY dedicated to the development and manufacturing of liquid and semi-solid pharmaceutical dosage forms. We have full capability to manufacture solutions, suspensions, nasal sprays, creams, ointments and gels. In its sterile facility, Hi-Tech manufactures solutions for inhalation and ophthalmic products.

In the non-sterile production area, Hi-Tech has 8 high speed filling lines with capacities ranging from 300 gallons to 3,000 gallons. In its sterile facility, Hi-Tech has three high speed filling lines, with capacity from 25 gallons to 600 gallons. To meet the highest industry standards, we constantly upgrade our laboratory and production equipment. Recently, the Company has acquired additional state of the art laboratory equipment for its R&D and QC operations, including testing equipment for the development of nasal sprays. We are confident that our manufacturing capacity, along with the quality of our operations, will meet the requirements for future product introductions.

"A leading supplier of liquid generic products"

Health Care Products Division

The Company's Health Care Products Division (HCP) has continued its marketing focus on branded products serving the needs and enhancing the lifestyle of people with diabetes. In fiscal 2003, the leading brand, Diabetic Tussin®, continued to be the number one selling sugar free cough syrup in the country. According to the 2003 Pharmacy Times OTC Recommendation Survey, an overwhelming 45.3% of pharmacists recommend Diabetic Tussin®. In the sugar free cough category, Diabetic Tussin® was recommended by pharmacists twice as often as competing products.

Over the last two years, HCP has introduced a series of new products targeted at the diabetic consumer, including Multibetic®, DiabetiDerm® Foot cream and DiabetiSweet®. These brands were received extremely well by professionals and consumers and have experienced rapid growth. To build on the success of these brands, HCP launched three new products under its DiabetiDerm® skin care line: DiabetiDerm® Massage Stimulator Roll-On and DiabetiDerm® Gentle Cleansing Lotion, both containing advanced formulas with L-Arginine; and DiabetiDerm® Sunscreen with a special moisturizing formula. L-Arginine has been clinically demonstrated to improve micro-circulation in the skin, increasing sensation in the leg and foot areas. In addition, new DiabetiSweet® Brown sugar substitute supplements the original DiabetiSweet®, which unlike other sugar substitutes, maintains its taste at high temperatures and is ideal for baking and cooking.

Focus On Nutrition And Weight Management

The diabetes market continues to present great opportunities. Rates of type II diabetes have tripled in the last 30 years largely due to the increasing percentage of younger Americans who are overweight and maintain sedentary lifestyles. Based on the data establishing a definitive link between obesity and diabetes, the Company has



expanded into the nutrition and weight management arena - a marketplace currently estimated to have a greater than $300 million potential. Through its partnership with Medifast, HCP launched its clinically tested DiabetiTrim®, a nutritionally-balanced weight management shake for people with diabetes. The exclusive DiabetiTrim® formula is backed by 20 years of research, including studies at Johns Hopkins Bloomberg School of Public Health, and experience in weight management nutrition. DiabetiTrim® combines a low-calorie content with a high proportion of protein, contains 24 essential vitamins and minerals, is rich in calcium and dietary fiber, and is low in sugars and fat.

"a strategic expansion into the nutrition and weight management arena"

In line with its new focus on nutrition and weight management, HCP has added new accounts in the nutritional market including GNC (General Nutrition Companies), the major player in the vitamins and supplements market. GNC will distribute MultiBetic® and DiabetiDerm® Foot Cream through its stores across the United States. Overall, Walmart continues to be HCP's major customer, followed by other major chains, including Walgreens, CVS and Eckerd.

Building Awareness

In our educational and advertising campaigns we continue to focus on professional audiences, including pharmacists, diabetes educators, podiatrists, and dieticians. To build further awareness of our products within key professional groups, we have continued to work closely with the American Diabetes Association, American Association of Diabetes Educators and the Juvenile Diabetes Research Foundation. In addition, we have formed an inside sales department to communicate with pharmacists, doctors' offices and hospitals and cultivate relationships with professionals who will recommend the HCP products to diabetic patients.

HCP has also established a Sales Broker Network throughout the United States in an effort to broaden sales coverage within food accounts and other non-national accounts across all trade classes. We have also significantly enhanced our on-line presence. HCP is currently represented by over 50 sites that sell diabetes-related products and provide important educational content to consumers, patients and professionals.


DiabetiTrim
DiabetiTrim
DiabetiDerm
DiabetiDerm
DiabetiDerm
DiabetiDerm
Diabetic Tussin
Cough Drops
Diabetic Tussin
Diabetic Tussin
Diabetic Tussin
Diabetic Tussin
Cold & Flu

SELECTED FINANCIAL DATA

The selected financial data presented below for the five years ended April 30, 2003 is derived from the audited financial statements of the Company. This data is qualified in its entirety by reference to, and should be read in conjunction with, Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's financial statements and related notes thereto included elsewhere herein.

	YEAR ENDED APRIL 30,				
	2003	2002	2001	2000	1999
Statement of operations data:					
Net sales	**$47,446,000**	33,282,000	29,649,000	26,414,000	23,266,000
Costs and expenses:					
Costs of goods sold	**23,508,000**	17,507,000	15,315,000	14,979,000	13,210,000
Research and development	**2,095,000**	1,747,000	1,683,000	1,367,000	1,124,000
Selling, general and administrative	**13,262,000**	8,941,000	9,197,000	7,786,000	6,262,000
Contract research (income)	**(216,000)**	(368,000)	(250,000)	(279,000)	(336,000)
Interest expense	**32,000**	55,000	104,000	126,000	220,000
Interest (income) and other	**(205,000)**	(202,000)	(319,000)	(277,000)	(210,000)
Total costs and expenses	**$38,476,000**	27,680,000	25,730,000	23,702,000	20,270,000
Income before provision for income taxes	**8,970,000**	5,602,000	3,919,000	2,712,000	2,996,000
Provision for income taxes	**3,243,000**	2,089,000	1,528,000	1,020,000	1,118,000
Net income	**$ 5,727,000**	3,513,000	2,391,000	1,692,000	1,878,000
Basic earnings per share(1)	**$ 0.83**	0.53	0.37	0.26	0.28
Diluted earnings per share(1)	**$ 0.74**	0.48	0.36	0.25	0.28
Weighted average common shares outstanding basic earnings per share(1)	**6,893,000**	6,690,000	6,536,000	6,602,000	6,731,000
Effect of potential common shares(1)	**811,000**	687,000	85,000	85,000	48,000
Weighted average common shares outstanding basic earnings per share(1)	**7,704,000**	7,377,000	6,621,000	6,687,000	6,779,000

	APRIL 30,				
	2003	2002	2001	2000	1999
Balance sheet data:					
Working capital	**$24,085,000**	17,937,000	13,095,000	10,676,000	9,939,000
Total assets	**$43,828,000**	33,072,000	27,510,000	25,829,000	23,210,000
Long-term debt	**$ 0**	62,000	217,000	556,000	1,003,000
Stockholders' equity	**$35,040,000**	26,111,000	20,980,000	18,739,000	17,307,000

(1) Restated to reflect 3 for 2 stock split distributed in January 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Report.

The following table sets forth, for all periods indicated, the percentage relationship that items in the Company's Statements of Operations bear to net sales.

	YEAR ENDED APRIL 30,		
	2003	2002	2001
Net Sales	**100.0%**	100.0%	100.0%
Cost of Sales	**49.5%**	52.6%	51.7%
Gross profit	**50.5%**	47.4%	48.3%
Selling, general & administrative expense	**28.0%**	26.9%	31.0%
Research & development costs	**4.4%**	5.2%	5.7%
Contract research (income)	**-0.5%**	-1.1%	-0.8%
Interest expense	**0.1%**	0.2%	0.3%
Interest (income) and other	**-0.4%**	-0.6%	-1.1%
Total expenses	**31.6%**	30.6%	35.1%
Income before tax provision	**18.9%**	16.8%	13.2%
Income tax provision	**6.8%**	6.3%	5.1%
Net income	**12.1%**	10.5%	8.1%

RESULTS OF OPERATIONS FOR YEARS ENDED APRIL 30, 2003 AND 2002

For the fiscal year ended April 30, 2003 ("Fiscal 2003"), net sales increased by $14,164,000, or 43% to $47,446,000 from $33,282,000 for the fiscal year ended April 30, 2002 ("Fiscal 2002"). The increase was primarily the result of the successful introduction of 6 new generic products into the marketplace in Fiscal 2003 and increased shipments to the Company's existing customers as well as several new customers in Fiscal 2003. The Company's high levels of customer service and the ability to produce high quality products has also contributed to our results. Some of the leading products that were included in this mix for the past year were Albuterol Sulfate Inhalation Solution and Syrup, Sulfamethoxazole, Trimethoprim, Lactulose solution, Promethazine DM, as well as Promethazine with Codeine, Lidocaine oral syrup, and several other prescription products. No one product accounted for 10% or more of total sales.

Generic pharmaceutical products, which include private label contract manufacturing, had net sales for Fiscal 2003 of $40,815,000, an increase of $13,583,000, or 50%, compared to $27,232,000 in Fiscal 2002. The increase resulted from increased demand and the successful introduction of 6 new generic products into the marketplace in Fiscal 2003.

Health Care Products Division, which markets the Company's branded products, for Fiscal 2003 and 2002 had net sales of $6,631,000 and $6,050,000, respectively. Net sales increased by $581,000, or 10%.

Cost of sales, as a percentage of net sales, decreased from 53% for Fiscal 2002 to 50% for Fiscal 2003.

Labor and overhead costs decreased approximately 17%. Units shipped increased 31% and the average unit selling price increased 8%. In the generic drug industry, certain products may contribute significantly to a company's gross profit. The gross profit on these products may change as market conditions change. If one or more other generic pharmaceutical manufacturers significantly reduce their prices in an effort to gain market share or the supplier of active ingredients increases their prices, the Company's profitability could be adversely affected.

Selling, General and Administrative expenses, as percentage of net sales, increased from 27% to 28%, an increase of $4,321,000. The increase from $8,941,000 for Fiscal 2002 to $13,262,000 for Fiscal 2003 resulted principally from increased sales commissions, freight expenditures, and professional fees. The Company incurred a non-cash pre-tax charge for options granted in 2000 and 2001 to a consultant who is a director of the Company in the amount of $451,000 for Fiscal 2003. This pre-tax charge was based, in part, on the market value of the Company's stock, which appreciated substantially over the respective reporting periods.

Research and development costs increased to $2,095,000 or 20% for Fiscal 2003 from $1,747,000 for Fiscal 2002 as a result of, among other things, expenses associated with the filing of Abbreviated New Drug Applications (ANDAs) with the FDA as well as development of non ANDA products for the Company. Certain of the Company's pharmaceutical products do not require prior approval before marketing. However, many products which the Company introduced and intends to introduce under its product development program will require prior FDA approval using the ANDA procedure before they can be manufactured and marketed. Such products include products to be manufactured in the Company's sterile facility.

Net income increased 63% or $2,214,000 to $5,727,000 for Fiscal 2003 from net income of $3,513,000 for Fiscal 2002, as a result of the factors noted above.

RESULTS OF OPERATIONS YEARS ENDED APRIL 30, 2002 AND 2001

For fiscal year ended April 30, 2002 ("Fiscal 2002"), net sales increased by $3,633,000 or 12% to $33,282,000 from $29,649,000 for the fiscal year ended April 30, 2001 ("Fiscal 2001"). The increase was primarily the result of the increased shipments to the Company's existing customers as well as several new customers in Fiscal 2002. Generic pharmaceutical products, which include private label contract manufacturing, had net sales for Fiscal 2002 of $27,232,000, an increase of $3,517,000, or 15%, compared to the Fiscal 2001 respective period. No one product accounted for sales of 10% or more of total sales for each respective period.

Health Care Products Division, which markets the Company's branded products, for Fiscal 2002 and 2001, had net sales of $6,050,000 and $5,934,000, respectively. Sales of Health Care Products Division increased modestly as a result of a mild cold and flu season.

Cost of sales, as a percentage of net sales, increased from 52% for Fiscal 2001 to 53% for Fiscal 2002. In the generic drug industry, certain products may contribute significantly to a company's gross profit. The gross profit on these products may change as market conditions change. In the aggregate, the costs, as a percentage of sales, for materials increased 2% and labor and overhead decreased 1%. Units shipped increased 4% and the average unit selling price increased 9% which resulted from changes in product mix and competitive conditions. If one or more other generic pharmaceutical manufacturers significantly reduce their prices in an effort to gain market share, the Company's profitability could be adversely affected.

Selling, General and Administrative expenses, as a percentage of net sales decreased from 31%, to 27%, or decreased to $8,941,000 for Fiscal 2002 from $9,197,000 for Fiscal 2001, a decrease of $256,000 resulting principally from reduced advertising and promotion expenditures for the Health Care Products Division as a result of a mild cold and flu season.

Research and development costs increased to $1,747,000 or 5% of sales for Fiscal 2002 from $1,683,000 or 6% of sales for Fiscal 2001 as a result of, among other things, expenses associated with the filing of Abbreviated New Drug Applications (ANDAs) with the FDA as well as development of new products for the Company's Health Care Products Division. Many of the Company's pharmaceutical products do not require prior approval before marketing. However, certain products which the Company introduced and intends to introduce under its product development program will require prior FDA approval using the ANDA procedure before they can be manufactured and marketed. Such products include products to be manufactured in the Company's sterile facility.

Net income increased to $3,513,000 for Fiscal 2002 from net income of $2,391,000 for Fiscal 2001, as a result of the factors noted above.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations are historically financed principally by cash flow from operations and bank borrowing. At April 30, 2003 and April 30, 2002, working capital was approximately $24,085,000 and $17,937,000, respectively.

Cash flows from operating activities were approximately $7,419,000, which was the result principally of net income and depreciation of $7,058,000. Cash flows used in investing activities were approximately $3,412,000 from operating activities funds and was principally payments for fixed assets acquired. Cash flows from the exercise of stock options were $1,245,000.

Accounts payable increased 48% from $3,538,000 for Fiscal 2002 to $5,237,000 for Fiscal 2003 due principally to a greater level of business during the fourth fiscal quarter and the aging of days of payables increasing 23%.

Accrued expenses increased 6% from $2,053,000 for Fiscal 2002 to $2,179,000 for Fiscal 2003 as a result of the increased levels of business.

On October 23, 2002 the Company replaced its existing credit facility with a new three year $8,000,000 revolving credit facility. The revolving credit facility bears interest at a rate elected by the Company equal to the Prime Rate or the LIBOR Rate plus 1.50%. Loans are collateralized by inventory, accounts receivable and other assets. The agreement contains covenants with respect to working capital, net worth and certain ratios, as well as other covenants and prohibits the payment of cash dividends. At April 30, 2003 there were no borrowings under the credit facility.

In March 2003, the Company purchased for $1,300,000 a warehouse which it previously leased.

On July 17, 2003 the Company entered into a definitive agreement with certain accredited investors with respect to the private placement of 860,000 shares of its common stock at a purchase price of $29.21 per share, for net proceeds of approximately $23.8 million. In addition, the private placement investors have a right to purchase up to an additional 258,000 shares of common stock at $29.21 per share. The additional investment rights are exercisable upon closing and will expire 90 trading days after the effectiveness of a registration statement for the resale of the common stock. The net proceeds will be used mainly for the funding of future acquisitions, research and development and for general corporate purposes.

The Company believes that its financial resources consisting of current working capital, anticipated future operating revenue and its credit line will be sufficient to enable it to meet its working capital requirements for at least the next 12 months.

In May 1997, the Company announced a stock buy-back program under which the Board of Directors authorized the purchase of up to $500,000 of its common stock. In August 1999, the Company increased the stock buy-back program to an aggregate of $1,000,000. As of April 30, 2003, the Company had purchased 292,050 shares at a cost of $801,000.

New Accounting Pronouncements:

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for the Company beginning in 2003, and the effect of adoption is not expected to have a material impact on the financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." This statement revises the accounting for exit and disposal activities under Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Specifically, SFAS 146 requires that companies record the costs to exit an activity or dispose of long-lived assets when those costs are incurred. SFAS 146 requires that the measurement of the liability be at fair value. The provisions of SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002 and will impact any exit or disposal activities initiated after such date.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that changes to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require expanded and more prominent disclosures in annual financial statements about the method of accounting for stock based compensation and the proforma effect on reported results of applying the fair value method for entities that use the intrinsic value method. The proforma disclosures are also required to be displayed prominently in interim financial statements. The Company does not intend to change to the fair value method of accounting and has included the disclosure requirements of SFAS 148 in the accompanying financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002, but has certain disclosure requirements effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not currently have any guarantees. The Company does not anticipate that the adoption of the disclosure requirements of FIN 45 will have a material effect on its financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon its financial condition or results of operations.

Management does not anticipate that adoption of these standards will have a material impact on the Company's financial position or results of operations.

Revenue Recognition

Revenue is recognized for product sales upon shipment to the customer and when estimates of discounts, rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable, collection is reasonably assured and the Company has no further performance obligations. These estimates are presented in the financial statements as reductions to net revenues and accounts receivable. Estimated sales returns, allowances and discounts are provided for. Contract research income is recognized as work is completed and billable costs are incurred. In certain cases, contract research income is based on attainment of designated milestones.

Returns – Consistent with industry practice, the Company maintains a return policy that allows its customers to return product within a specified period prior to expiration. The Company's estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals.

Chargebacks – The Company markets products directly to wholesalers, distributors, retail pharmacy chains, mail order pharmacies and group purchasing organizations. The Company also markets products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes and pharmacy benefit management companies, collectively referred to as "indirect customers." The Company enters into agreements with its indirect customers and enters into agreements with its wholesalers to establish contract pricing for certain products. Indirect customers then independently select a wholesaler from which to actually purchase the products at these contracted prices. The Company will provide credit to the wholesaler for any difference between the contracted price and the wholesaler's invoice price. Such credit is called a chargeback. The estimate for chargebacks is based on expected and historical sell-through levels by its wholesaler customers to contracted customers. The Company continually monitors its provision for chargebacks and makes adjustments when it believes that actual chargebacks may differ from established estimates.

MARKET FOR THE REGISTRANT'S COMMON STOCK

Market Information

The Company's common stock is traded on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol HITK.

The following table sets forth the high and low closing sales prices per share of the Company's common stock for the periods indicated on the NASDAQ National Market System. The quotations are inter-dealer prices, without retail mark-up, mark-down or commissions paid, and may not necessarily reflect actual transactions.

Quarter Ended	High (1)	Low (1)
Fiscal 2002		
July 31, 2001	$10.10	$ 3.86
October 31, 2001	8.07	4.59
January 31, 2002	9.21	5.60
April 30, 2002	8.90	6.71
Fiscal 2003		
July 31, 2002	7.60	6.07
October 31, 2002	10.89	6.25
January 31, 2003	19.67	9.32
April 30, 2003	34.44	13.05

(1) Adjusted for a 3-for-2 stock split distributed in January 2003.

As of July 28, 2003 the closing price of the Common Stock on the Nasdaq National Market System was $26.80.

The table below sets forth, as of the end of the fiscal year ended April 30, 2003, for the Hi-Tech Pharmacal Co., Inc. Employee Stock Option Plan and Director Stock Option Plan ("Plan") the number of securities to be issued upon the exercise of outstanding options, warrants and rights, the weighted average exercise price of the outstanding options, and other than securities to be issued upon the exercise of the outstanding options, the number of securities remaining for future issuance under the Plan:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,447,000	3.36	945,000
Equity compensation plans not approved by security holders	—	—	—
Total	1,447,000	3.36	945,000

There are no Company equity compensation plans not approved by the Company's stockholders.

Common Stock Holders

The Company believes there are approximately 5,916 holders of Common Stock, including shares held in street name by brokers.

Dividends

The Company has never declared or paid any cash dividends, and it does not anticipate that it will pay cash dividends in the foreseeable future. The declaration of dividends by the Company in the future is subject to the sole discretion of the Company's Board of Directors and will depend upon the operating results, capital requirements and financial position of the Company, general economic conditions and other pertinent conditions or restrictions relating to any financing. The Company's loan agreement prohibits the payment of cash dividends by the Company.

BALANCE SHEETS

	April 30, 2003	April 30, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$15,584,000**	$10,487,000
Accounts receivable (less allowances for doubtful accounts of $270,000 at April 30, 2003 and 2002)	**5,609,000**	5,550,000
Inventory	**6,824,000**	6,020,000
Prepaid taxes	**1,881,000**	464,000
Deferred taxes	**718,000**	514,000
Other current assets	**947,000**	648,000
TOTAL CURRENT ASSETS	**$31,563,000**	$23,683,000
Property and equipment at cost, net of accumulated depreciation and amortization	**11,571,000**	9,004,000
Other assets	**694,000**	385,000
TOTAL	**$43,828,000**	$33,072,000
LIABILITIES		
CURRENT LIABILITIES:		
Current portion of long-term debt	**$ 62,000**	$ 155,000
Accounts payable	**5,237,000**	3,538,000
Accrued expenses	**2,179,000**	2,053,000
TOTAL CURRENT LIABILITIES	**$ 7,478,000**	$5,746,000
Long-term debt (less current portion)		62,000
Deferred taxes	**1,310,000**	1,153,000
TOTAL LIABILITIES	**$ 8,788,000**	$ 6,961,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY(1)		
Preferred stock, par value $.01 per share; authorized 3,000,000 shares, none issued	**–**	–
Common stock, par value $.01; authorized 50,000,000 shares, 7,438,000 and 7,094,000 shares issued, respectively	**74,000**	71,000
Additional paid-in capital	**13,479,000**	10,280,000
Retained earnings	**22,288,000**	16,561,000
Treasury stock, 292,050 shares of common stock, at cost April 30, 2003 and 2002.	**(801,000)**	(801,000)
TOTAL STOCKHOLDERS' EQUITY	**$35,040,000**	$26,111,000
TOTAL	**$43,828,000**	$33,072,000

(1) The number of shares outstanding, per share amounts, common stock and additional capital for all periods has been adjusted to reflect a three for two stock split distributed in January 2003.

See notes to Financial Statements

HI-TECH PHARMACAL CO., INC.

STATEMENTS OF OPERATIONS (1)

	Year Ended April 30,		
	2003	2002	2001
NET SALES	**$47,446,000**	33,282,000	29,649,000
Cost of goods sold	**23,508,000**	17,507,000	15,315,000
GROSS PROFIT	**23,938,000**	15,775,000	14,334,000
COST AND EXPENSES:			
Selling, general and administrative expense	**13,262,000**	8,941,000	9,197,000
Research and product development costs	**2,095,000**	1,747,000	1,683,000
Contract research (income)	**(216,000)**	(368,000)	(250,000)
Interest expense	**32,000**	55,000	104,000
Interest (income) and other	**(205,000)**	(202,000)	(319,000)
TOTAL	**$14,968,000**	10,173,000	10,415,000
Income before provision for income taxes	**8,970,000**	5,602,000	3,919,000
Provision for income taxes	**3,243,000**	2,089,000	1,528,000
NET INCOME	**$ 5,727,000**	3,513,000	2,391,000
BASIC EARNINGS PER SHARE	**0.83**	0.53	0.37
DILUTED EARNINGS PER SHARE	**0.74**	0.48	0.36
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING BASIC	**6,893,000**	6,690,000	6,536,000
EFFECT OF POTENTIAL COMMON SHARES	**811,000**	687,000	85,000
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING DILUTED	**7,704,000**	7,377,000	6,621,000

(1) The number of shares outstanding, per share amounts, common stock and additional capital for all periods has been adjusted to reflect a three for two stock split distributed in January 2003.

See notes to Financial Statements

HI-TECH PHARMACAL CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY(1)

	Common Stock		Additional		Treasury	
	Shares	Amount	Paid in Capital	Retained Earnings	Stock at Cost	Stockholders' Equity
BALANCE—APRIL 30, 2000	6,789,000	68,000	8,611,000	10,657,000	(597,000)	18,739,000
Net income				2,391,000		2,391,000
Issuance of options and warrants for consulting			51,000			51,000
Exercise of options	2,000		3,000			3,000
Treasury stock					(204,000)	(204,000)
BALANCE—APRIL 30, 2001	6,791,000	68,000	8,665,000	13,048,000	(801,000)	20,980,000
Net income				3,513,000		3,513,000
Issuance of options for consulting			106,000			106,000
Exercise of options	303,000	3,000	914,000			917,000
Tax benefit from exercise of options			595,000			595,000
BALANCE—APRIL 30, 2002	7,094,000	$71,000	10,280,000	16,561,000	(801,000)	26,111,000
Net income				5,727,000		5,727,000
Issuance of options for consulting			41,000			41,000
Exercise of options and warrants	344,000	3,000	1,242,000			1,245,000
Tax benefit from exercise of options			1,916,000			1,916,000
BALANCE—APRIL 30, 2003	7,438,000	$74,000	13,479,000	22,288,000	(801,000)	35,040,000

(1) The number of shares outstanding, per share amounts, common stock and additional capital for all periods has been adjusted to reflect a three for two stock split distributed in January 2003.

See notes to Financial Statements

STATEMENTS OF CASH FLOWS

	Year Ended April 30,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 5,727,000**	3,513,000	2,391,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,331,000**	1,225,000	1,273,000
Loss on sale of equipment		10,000	
Valuation of options and warrants for consulting expense	**451,000**	106,000	51,000
Deferred income taxes	**(47,000)**	(121,000)	(246,000)
Tax benefit from exercise of options	**1,916,000**	595,000	
Provision for doubtful accounts		30,000	
CHANGES IN OPERATING ASSETS AND LIABILITIES:			
Accounts receivable	**(59,000)**	(1,145,000)	363,000
Inventory	**(804,000)**	(533,000)	(565,000)
Prepaid taxes / Taxes payable	**(1,417,000)**	(717,000)	957,000
Other current assets	**(161,000)**	60,000	(109,000)
Other assets	**26,000**	19,000	(74,000)
Accounts payable	**730,000**	1,225,000	(1,022,000)
Accrued expenses	**(274,000)**	(157,000)	464,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 7,419,000**	4,110,000	3,483,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	**(3,412,000)**	(1,329,000)	(873,000)
Proceeds from sale of equipment		50,000	
Deposit for purchase of building		(65,000)	
NET CASH (USED IN) INVESTING ACTIVITIES	**$ (3,412,000)**	(1,344,000)	(873,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments—long-term debt and notes payable	**(155,000)**	(340,000)	(446,000)
Proceeds from exercise of options	**1,245,000**	917,000	3,000
Purchase of treasury stock			(204,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**1,090,000**	577,000	(647,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**5,097,000**	3,343,000	1,963,000
Cash and cash equivalents at beginning of year	**10,487,000**	7,144,000	5,181,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$15,584,000**	10,487,000	7,144,000
Supplemental disclosure of cash flow information			
Cash paid for:			
Interest	**$ 32,000**	57,000	100,000
Income taxes	**$ 2,960,000**	2,317,000	641,000

See notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED APRIL 30, 2003 AND APRIL 30, 2002

(NOTE A) The Company and Summary of Significant Accounting Policies:

[1] Business:

Hi-Tech Pharmacal Co., Inc. (the "Company") manufactures and sells prescription and over-the-counter generic drugs, in liquid and semi-solid dosage forms including higher margin prescription products. In the generic drug industry, certain products may contribute significantly to a Company's gross profit. The gross profit on these products may change as market conditions change. The Company markets its products in the United States through distributors, retail drug and mass-merchandise chains and mail order companies. Sales of the Company are seasonal and usually peak between September and March of each year. This seasonality is caused by the fact that a significant portion of the Company's products are pharmaceutical preparations acting on the the human respiratory system. There was no one product which accounted for sales of 10% or more of total sales for each respective period.

Generic pharmaceutical products, which include private label contract manufacturing, had net sales of $40,815,000, $27,232,000 and $23,715,000 for years ended April 30, 2003, 2002 and 2001, respectively.

Health Care Products Division, which markets the Company's branded products, had net sales of $6,631,000, $6,050,000, and $5,934,000 for the years ended April 30, 2003, 2002 and 2001, respectively.

[2] Inventory:

Inventories are valued at the lower of cost (first-in first-out or average cost) or market.

[3] Property and equipment:

Property and equipment is stated at cost less accumulated depreciation. Estimated accumulated depreciation and amortization of the respective assets is computed using the straight line method over their estimated useful lives.

[4] Income taxes:

The Company uses the liability method to account for deferred income taxes in accordance with statement of financial accounting standards ("SFAS") No. 109. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting asset or liability is adjusted to reflect changes in the tax law as they occur.

[5] Revenue recognition:

Revenue is recognized for product sales upon shipment to the customer and when estimates of discounts, rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable, collection is reasonably assured and the Company has no further performance obligations. These estimates are presented in the financial statements as reductions to net revenues and accounts receivable. The Company has estimated sales returns, allowances and discounts. Contract research income is recognized as work is completed and as billable costs are incurred. In certain cases, contract research income is based on attainment of designated milestones.

[6] Advertising Expense:

Advertising costs are expensed when first shown. Advertising expense for the years ended April 30, 2003, 2002 and 2001 amounted to $1,969,000, $1,682,000 and $1,979,000, respectively.

[7] Cash and cash equivalents:

The Company considers U.S. Treasury bills and government agency obligations with a maturity of three months or less when purchased to be cash equivalents.

[8] Earnings per share:

Basic earnings per common share is computed based on the weighted average number of common shares outstanding. Diluted income per common share gives effect to all dilutive potential common shares outstanding during the year. The dilutive effect of the outstanding options and warrants was computed using the treasury stock method.

The number of shares outstanding, per share amounts, common stock and additional capital for all periods has been adjusted to reflect a three for two stock split distributed in January 2003.

[9] Long-lived assets:

The Company has adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, and accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB30") for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long lived assets and discontinued operations. The Company records impairment losses on long-lived assets used in operations, including intangible assets, when events and circumstances indicate that the assets might be impaired and the un-discounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No such losses have been incurred.

[10] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our estimates for sales returns, allowances and discounts, inventory obsolescence, the useful lives of property and equipment and the realization of deferred tax assets represent a significant portion of the estimates made by management.

[11] Stock-based compensation:

At April 30, 2003, the Company had various stock option plans, which are described more fully in Note L. As permitted under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amended SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB No. 25. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Year Ended April 30,		
	2003	2002	2001
Reported net income	**$5,727,000**	$3,513,000	$2,391,000
Stock-based employee compensation determined under the fair value based method, net of tax	**$ (273,000)**	$ (170,000)	$ (171,000)
Pro forma net income	**$5,454,000**	$3,343,000	$2,220,000
Basic earnings per share:			
As reported	**$ 0.83**	$ 0.53	$ 0.37
Pro forma	**$ 0.79**	$ 0.50	$ 0.34
Diluted earnings per share:			
As reported	**$ 0.74**	$ 0.48	$ 0.36
Pro forma	**$ 0.71**	$ 0.45	$ 0.34

The fair value of each option is estimated on the date of grant, using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rate	**4.24% – 4.53%**	4.24% – 4.53%	4.89% – 6.33%
Expected life of options	**5**	5	5
Expected stock price volatility	**61.00%**	61.00%	42.00%
Expected dividend rate	**0.00%**	0.00%	0.00%

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. The pro-forma effect on net income in fiscal 2003, 2002 and 2001 is not necessarily representative of the pro-forma effect on net income in future years because it does not take into consideration pro-forma compensation expense related to grants made prior to fiscal 1998. The weighted average fair value of options granted is $8.29 in fiscal 2003, $4.83 in fiscal 2002 and $4.31 in fiscal 2001.

[12] New Accounting pronouncements:

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for the Company beginning in 2003, and the effect of adoption is not expected to have a material impact on the financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." This statement revises the accounting for exit and disposal activities under Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Specifically, SFAS 146 requires that companies record the costs to exit an activity or dispose of long-lived assets when those costs are incurred. SFAS 146 requires that the measurement of the liability be at fair value. The provisions of SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002 and will impact any exit or disposal activities initiated after such date. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that changes to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require expanded and more prominent disclosures in annual financial statements about the method of accounting for stock based compensation and the proforma effect on reported results of applying the fair value method for entities that use intrinsic value method. The proforma disclosures are also required to be displayed prominently in interim financial statements. The Company does not intend to change to the fair value method of accounting and has included the disclosure requirements of SFAS 148 in the accompanying financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002, but has certain disclosure requirements effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not currently have any guarantees. The Company does not anticipate that the adoption of the disclosure requirements of FIN 45 will have a material effect on its financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon its financial condition or results of operations.

(NOTE B) Inventory:

The components of inventory consist of the following:

	April 30,	
	2003	2002
Finished goods and work in process	**$ 2,869,000**	2,667,000
Raw materials	**3,955,000**	3,353,000
Total	**$ 6,824,000**	6,020,000

(NOTE C) Property and Equipment:

The components of net property and equipment consist of the following:

	April 30,	
	2003	2002
Land and building and improvements	**$ 7,037,000**	5,787,000
Machinery and equipment	**14,239,000**	12,294,000
Transportation equipment	**29,000**	13,000
Computer equipment	**990,000**	777,000
Furniture and fixtures	**651,000**	477,000
	$22,946,000	19,348,000
Accumulated depreciation and amortization	**11,375,000**	10,344,000
Total property and equipment—net	**$11,571,000**	9,004,000

(NOTE D) Other Assets:

Included in other assets is the Company's investment in a joint venture for the marketing and development of a nutritional supplement. The net investment is approximately $172,000 and $159,000 at April 30, 2003 and 2002, respectively, on a cost basis. In fiscal 2001 the Company was released from its guarantee of $1,500,000 of revolving debt of this joint venture to its lender. Mr. Reuben Seltzer, a director of the Company, has an ownership interest in the joint venture and is the son of Mr. Bernard Seltzer, Chairman of the Board of the Company. The results of operations of the joint venture were not material to the results of operations of the Company.

(NOTE E) Customer Deposits and Contract Research Income:

Contract research income is recognized as work is completed and as billable costs are incurred. In certain cases, contract research income is based on attainment of designated milestones. Advance payments may be received to fund certain development costs.

(NOTE F) Note Payable Bank:

On October 23, 2002 the Company replaced its existing credit facility with a three year $8,000,000 revolving credit facility. The revolving credit facility bears interest at a rate selected by the Company equal to the Prime Rate or LIBOR plus 1.50%. Loans are collateralized by inventory, accounts receivable and other assets. The agreement contains covenants with respect to working capital, net worth and certain ratios, as well as other covenants and prohibits the payment of cash dividends. At April 30, 2003 there were no borrowings under the credit facility.

(NOTE G) Long Term Debt:

Long-term debt consists of the following:

April 30,	**2003**	2002
Mortgage payable(1)	**$ 0**	25,000
Mortgage payable(2)	**31,000**	123,000
Mortgage payable(3)	**31,000**	69,000
Total	**$62,000**	217,000
Less current portion	**62,000**	155,000
Long-term debt	**$ 0**	62,000

[1] The mortgage was payable over ten years in monthly installments of $5,000 plus interest at 8.26% at April 30, 2002.

[2] The mortgage is payable in monthly installments of approximately $8,000 and interest at a varying rate of 1/ 2 % above the bank's prime rate, 4.75% at April 30, 2003.

[3] The mortgage is payable in monthly installments of $3,125 plus interest at the rate of 1/ 2 % over the bank's prime rate, 4.75% at April 30, 2003.

(NOTE H) Related Party Transactions:

The Chairman of the Board's employment agreement, as amended, effective as of May 1, 2001 expires on April 30, 2004, pursuant to which he agreed to serve in his capacity at an annual salary of approximately $254,000 and may receive a bonus during each year of employment equal to 1% of the annual increase in net sales of the Company.

The President and Chief Executive Officer has an employment agreement for annual salary of approximately $365,000 for the fiscal year May 1, 2002 through April 30, 2003 and receives a guaranteed bonus during each year of employment in the amount equal to 3% of the Company's pre-tax net income for such year in the event the Company pre-tax net income exceeds $2 million.

Increases in annual base salary for each fiscal year thereafter are determined by multiplying the annual base salary for the prior fiscal year by the greater of 5% or the increase in the Consumer Price Index as of May 1 of each such year over the index as of May 1 of the prior year. The Board of Directors in its discretion will determine the additional annual bonus, if any, to be received. The employment agreements also contain standard confidentiality provisions and a non-compete provision for a term of one year after the termination of their employment.

The Company utilizes the services of Reuben Seltzer, an attorney and a director, and the son of the Company's Chairman of the Board. He provided legal and new business development services throughout the year. For each of the fiscal years 2003, 2002 and 2001 he received fees and expense reimbursements of $140,000, $128,000 and $102,000, respectively. In addition, in each of fiscal years 2002 and 2001 the Company granted him an option to purchase 37,500 shares of the Company's common stock at an exercise price of $5.76 and $2.67 respectively which vests at 25% per annum exercisable through November 10, 2006. During the years ended April 30, 2003, 2002 and 2001, the Company valued this option using the Black Scholes option pricing model at $451,000, $93,000 and $9,000, respectively which were charged to operations. A corresponding liability of $410,000 has been included in accrued expenses at April, 2003. The Company valued this option using the Black Scholes option pricing model assuming risk free rate of 2.85%-4.40%, volatility of 58%-61%, dividend yield of 0%, 5 year term and a stock price of $6.67 to $33.90 and an exercise price of $2.67 to $5.76 for the year ended April 30, 2003, risk free rate of 3.66%-4.53%, volatility of 42%-58%, dividend yield of 0%, 5 year term and a stock price of $7.53 to $7.73 and an exercise price of $2.67 to $5.76 for the year ended April 30, 2002 and a risk free rate of 4.76%, volatility of 42%, dividend yield of 0%, 5 year term, stock price of $3.79 and an exercise price of $2.67 for the year ended April 30, 2001. The Company may record additional expenses relating to these options until they are fully vested at the then market price, at which time a corresponding adjustment will be made to stockholders equity.

Tashlik, Kreutzer, Goldwyn & Crandell P.C. received $252,000, $105,000 and $95,000 in legal fees and disbursements in each of the years ended April 30, 2003, 2002 and 2001, respectively, for services performed for the Company. Mr. Martin M. Goldwyn, a member of such firm, is a director of the Company.

(NOTE I) Commitments and Contingencies:

[1] Government regulation:

The Company's products and facilities are subject to regulation by a number of Federal and State governmental agencies. The Food and Drug Administration ("FDA"), in particular, maintains oversight of the formulation, manufacture, distribution, packaging and labeling of all of the Company's products.

In July 1999 the FDA issued a "Warning Letter" which indicated certain areas of particular concern. In October 1999 and July 2000, the FDA commenced a new inspection. The results of these inspections and such additional expense resulting from the Corrective Action Plan did not have a material adverse affect on the Company's operations or financial condition. The FDA has recently approved the Company's application to manufacture and market several ANDAs.

Pending regulatory matters are not expected to have a material effect on the Company's financial condition and the Company believes that it is substantially in compliance with the FDA's Good Manufacturing Practices.

[2] Employment agreements:

The Company has entered into a three year employment agreement with its Vice President-Finance and Chief Financial Officer through July 31, 2005. The agreement provides for an annual base salary of $157,500 and an annual bonus to be determined at the discretion of the Board of Directors. An increase in annual base salary for each year thereafter is determined by multiplying his annual base salary for the prior fiscal year by the greater of 5% or the increase in the Consumer Price Index as of August 1 of each such year over the index as of August 1 of the prior year. See Note H for other employment agreements.

[3] Leased property:

On July 18, 1996, the Company executed an operating lease for a 50,000 square foot building in Amityville, New York which expired January 31, 2003. In March 2003, the Company purchased the premises for $1,300,000. Rent expense for the fiscal year ended April 30, 2003, 2002 and 2001 was approximately $210,000, $209,000 and $199,000, respectively.

[4] Legal Proceedings:

On or about October 28, 2002 an action was commenced in the United States District Court for the Northern District of Texas, Dallas Division, against the Company, Wyeth, Wyeth Consumer Healthcare, Bayer Corporation, Bayer A.G., Novartis Consumer Health, Inc., Novartis Pharmaceuticals Corporation, Schering-Plough Corporation, The Delaco Company and Chattem, Inc. The complaint alleges claims for permanent and debilitating injuries as a result of exposure to phenylpropanolamine (hereinafter referred to "PPA") through ingestion of PPA-containing products designed, formulated, marketed, manufactured, distributed, and/or sold by the Company and the other defendants. The plaintiffs seek compensatory damages in the amount of $15 million for actual damages, plus punitive damages. The Company filed an answer to this action and believes it has meritorious defenses. The Company's defense costs, after its deductible, are being covered under its product liability policy which had a $5 million limit for defense costs and liability ("Product Liability Policy"). The last date of sale of the limited number of products containing PPA by the Company was December, 2000.

On or about November 15, 2002 an action was commenced against the Company and Albertson's Inc., American Drug Stores, Inc., Osco Drug, Inc., Walgreen Co., American Procurement and Logistics Company in the Circuit Court of Cook County, Illinois. The complaint alleges that the defendants sold and supplied Brometane, and certain other products which allegedly caused plaintiffs to suffer severe and permanent injuries. The plaintiffs seek judgment against all defendants, jointly and severally, in amounts in excess of $400,000, together with interest, costs and disbursements. The Company has filed an answer to this action and believes it has meritorious defenses. The Company's defense costs, after its deductible, are being covered under its Product Liability Policy which had a $5 million limit for defense costs and liability.

In March 2001, the Center for Environmental Health ("CEH") filed a lawsuit against several defendants alleging violations of California's Proposition 65 and Unfair Trade Practices Act for failure to provide clear and reasonable warnings regarding the carcinogenicity and reproductive toxicity of lead and the reproductive toxicity of cadmium to the users of FDA-approved anti-diarrheal medicines. On May 14, 2002, the Company received a settlement proposal from the plaintiffs offering to settle the matter against the Company. The Company has not accepted this settlement offer. The Company believes that the final settlement offer will not be in excess of $75,000.

In October 2001, the California Attorney General filed a lawsuit against the Company and other defendants alleging violations of California's Proposition 65 and Unfair Trade Practices Act for failure to provide clear and reasonable warnings regarding the reproductive toxicity of mercury compounds to the users of certain FDA-approved nasal sprays. The Company accepted a settlement offer which would require the Company to pay under $10,000 and is currently negotiating final settlement documents with the California Attorney General.

The Company believes that these litigation matters will not have a material effect on the financial position of the Company.

From time to time, the Company becomes involved in various legal matters in addition to the above described matters, that the Company considers to be in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to such matters, the Company believes none of such matters, individually or in the aggregate, will have a material adverse effect on its financial position.

(NOTE J) Fair Value of Financial Instruments:

The carrying amounts of certain financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings and long-term debt approximate their fair values. The fair value of the financial instruments are determined by reference to market data and other valuation techniques, as appropriate.

(NOTE K) Income Taxes:

[1] The provision for income taxes is comprised of the following:

Year Ended April 30,	2003	2002	2001
Current:			
Federal	**$3,137,000**	1,948,000	1,658,000
State	**153,000**	262,000	116,000
Deferred:			
Federal	**(40,000)**	(103,000)	(209,000)
State	**(7,000)**	(18,000)	(37,000)
Total	**$3,243,000**	2,089,000	1,528,000

[2] Expected tax expense based on the statutory rate is reconciled with actual tax expense as follows:

	Year Ended April 30		
	2003	2002	2001
Statutory rate	**34.0%**	34.0%	34.0%
State income tax, net of federal income tax benefit	**1.7%**	3.3%	3.4%
Other	**0.5%**	0.0%	1.5%
Effective tax rate	**36.2%**	37.3%	38.9%

For the period ended April 30, 2003, the Company's state effective tax rate was reduced due to the utilization of state investment tax credits.

[3] Deferred tax assets and liabilities are composed of the following:

	April 30,	
	2003	2002
Current deferred tax assets:		
Allowances for sales and doubtful accounts	$ **222,000**	112,000
Accrued expenses not currently deductible	**496,000**	402,000
	$ **718,000**	514,000
Non-current deferred tax liability:		
Depreciation	**$(1,310,000)**	(1,153,000)

(NOTE L) Common Stock:

[1] Stock Option Plans:

The Company's 1992 Stock Option Plan, as amended (the "Plan") provides for the issuance of either incentive stock options or non-qualified stock options. The maximum number of shares of common stock for which options may be granted is 2,738,000 shares. All stock options granted are exercisable at a price determined by the stock option committee of the Plan. However, Incentive Stock Options ("ISOs"), as defined by the Internal Revenue Code, must not be less than the fair market value of the stock, at the date of grant. All options are exercisable in installments commencing one year from date of grant and must be exercised within ten years of the date of grant, except for ISOs granted to persons owning more than 10% of the Company's common stock which must be exercised within five years of the date of the grant.

In August 1994 the Company adopted the 1994 Directors Stock Option Plan (the "Directors Plan") and reserved 300,000 shares of common stock for issuance thereunder. The Directors Plan provides for the annual grant of options to purchase 7,500 shares of common stock (plus 750 additional shares for committee chairpersons) to non-employee directors at fair market value at the date of grant.

In March 2001, the Company granted 7,500 options under the Plan to a consultant for promotion services which vested over six months. The options are exercisable at $2.67 per share through March 1, 2004. The Company valued these options using the Black Scholes option pricing model assuming risk free rates of 4.46%, volatility of 42%, dividend yield of 0%, term of 3 years, and stock price of $3.79 and $5.98 at $13,000 and $4,000 for the years ended April 30, 2002 and 2001, respectively, which was charged to operations.

[2] Additional information with respect to the 1992 Stock Option Plan is as follows:

	Options		Exercisable Options	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at April 30, 2000	1,150,163	$ 3.300	852,807	3.47
Cancelled	(38,363)	$ 3.233		
Exercised	(937)	$ 3.000		
Granted	243,675	$ 2.713		
Outstanding at April 30, 2001	1,354,538	$ 3.193	967,257	3.38
Cancelled	(6,825)	$ 2.937		
Exercised	(297,525)	$ 3.060		
Granted	270,675	$ 5.923		
Outstanding at April 30, 2002	1,320,863	$ 3.784	847,217	3.40
Cancelled	(13,650)	$ 4.819		
Exercised	(305,875)	$ 3.974		
Granted	286,950	$15.041		
Outstanding at April 30, 2003	1,288,288	$ 6.231	705,098	3.26

The following table summarizes information about the 1992 Stock Option Plan at April 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.45 to $ 2.75	486,940	5.8	$ 2.60	386,946	$2.59
$ 3.50 to $ 3.50	192,250	3.7	3.50	192,250	3.50
$ 4.00 to $ 4.42	80,250	2.6	4.38	80,250	4.38
$ 5.76 to $ 6.34	244,148	7.1	5.93	45,652	5.96
$12.47 to $ 13.05	134,700	9.6	12.53	—	
$17.33 to $ 17.33	150,000	9.7	17.33	—	
	1,288,288	6.4	6.23	705,098	3.26

At April 30, 2003, 818,963 shares were available for future grant under the Plan.

[3] Additional information with respect to the 1994 Directors Stock Option Plan is as follows:

	Options		Exercisable Options	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at April 30, 2000	83,250	$ 3.620	45,938	$4.06
Granted	20,250	$ 2.873		
Outstanding at April 30, 2001	103,500	$ 3.460	60,750	$3.83
Granted	23,250	$ 6.433		
Exercised	(5,250)	$ 3.083		
Outstanding at April 30, 2002	121,500	$ 4.049	70,125	$3.72
Granted	47,250	$10.964		
Exercised	(10,000)	$ 3.009		
Outstanding at April 30, 2003	158,750	$ 6.231	86,376	$4.11

(NOTE L) Common Stock (continued):

The following table summarizes information about the 1994 Directors Stock Option Plan at April 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Weighted Average Remaining Contractual Number Outstanding	Weighted Average Life (in Years)	Exercise Price	Weighted Average Number Exercisable	Exercise Price
$ 2.75 to $ 3.50	45,750	6.0	$ 2.95	34,313	$2.96
$ 3.50 to $ 5.25	42,500	2.8	4.39	42,500	4.39
$ 5.25 to $ 6.50	23,250	8.5	6.43	5,813	6.43
$ 6.50 to $ 7.75	15,000	9.0	7.73	3,750	7.73
$12.00 to $12.50	32,250	9.6	12.47	—	
Total	158,750	6.5	6.23	86,376	4.11

At April 30, 2003, 126,000 shares were available for future grant under the Plan.

[5] Stock buy-back program:

In May 1997, the Company announced a stock buy-back program under which the Board of Directors authorized the purchase of up to $1,000,000 of its common stock. As of April 30, 2003 the Company had purchased 292,050 shares at a cost of $801,000.

[6] Warrants:

In November 2000, the Company granted 37,500 warrants to a consultant in return for financial advisory services and recorded a charge to operations of $38,000. In January 2003, the warrants were exercised using the cashless feature of the warrant.

(NOTE M) Significant Customers and Concentration of Credit Risk:

For the year ended April 30, 2003 two customers accounted for net sales of approximately 14% and 11%, respectively. These customers represented approximately 23% of the outstanding trade receivables at April 30, 2003. No customer accounted for net sales of 10% or more for the year ended April 30, 2002. One major customer accounted for net sales of approximately 10% for the year ended April 30, 2001.

Cash in excess of Federal Deposit Insurance Company limitations may be held in certain banks.

(NOTE N) Savings Plan:

The Company has a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code for the benefit of substantially all full time eligible employees. Employees may contribute between 1% and 15% of their salary up to the dollar maximum allowed by the Internal Revenue Service. Company contributions are voluntary and are made at the discretion of the Board of Directors. The Company contributed $109,000, $106,000 and $87,000, for fiscal years 2003, 2002 and 2001, respectively.

(Note O) Quarterly Financial Results (unaudited):

	Quarter				
	1	2	3	4	Year
Fiscal 2003					
Net Sales	$8,829,000	11,765,000	15,913,000	10,939,000	47,446,000
Gross profit	$4,478,000	6,214,000	7,663,000	5,583,000	23,938,000
Net income	$ 944,000	1,601,000	1,911,000	1,271,000	5,727,000
Earnings per share—Basic	$ 0.14	0.23	0.28	0.18	0.83
Earnings per share—Diluted	$ 0.13	0.22	0.24	0.16	0.74
Fiscal 2002					
Net Sales	$5,893,000	8,454,000	9,341,000	9,594,000	33,282,000
Gross profit	$2,743,000	3,833,000	4,774,000	4,425,000	15,775,000
Net income	$ 481,000	878,000	1,009,000	1,145,000	3,513,000
Earnings per share—Basic	$ 0.07	0.13	0.15	0.17	0.53
Earnings per share—Diluted	$ 0.07	0.12	0.13	0.15	0.48

Per common share amounts for fiscal quarters have been calculated independently and may not in the aggregate equal the amount for the full year.

(Note P) Subsequent Events:

On June 5, 2003 the stockholders voted to increase the authorized shares of common stock from 10,000,000 shares to 50,000,000 shares.

On July 17, 2003 the Company entered into a purchase agreement with certain accredited with investors with respect to the private placement of 860,000 shares of its common stock at a purchase price of $29.21, resulting in $23.8 million of net proceeds to the Company. The investors in the private placement have a right to purchase up to an additional 258,000 shares of common stock at $29.21 per share. These additional investment rights are exercisable upon closing and expire 90 trading days after the effectiveness of a registration statement for the resale of the common stock.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Hi-Tech Pharmacal Co., Inc.
Amityville, New York

We have audited the accompanying balance sheets of Hi-Tech Pharmacal Co., Inc. (the "Company") as of April 30, 2003 and 2002, and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Hi–Tech Pharmacal Co., Inc. as of April 30, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

EISNER LLP
New York, New York
June 27, 2003
With respect to second paragraph of Note P, July 17, 2003

Corporate Information



Board of Directors

Bernard Seltzer
Chairman

David S. Seltzer
Chief Executive Officer and President

Reuben Seltzer
President of Marco - Hi-Tech, JV Ltd.

Martin M. Goldwyn (1)(2)
Partner, Tashlik, Kreutzer, Goldwyn & Crandell PC

Yashar Hirshaut, M.D. (1)(2)
Assoc. Clinical Professor of Medicine, Cornell University Medical College
Research Professor of Biology Yeshiva University

Robert M. Holster (1)(2)
President and Chief Executive Officer HMS Holdings Corp.

(1) Audit Committee Member
(2) Stock Option Committee Member

Corporate Officers

Bernard Seltzer
Chairman

David S. Seltzer
Chief Executive Officer and President

Elan Bar-Giora
Executive Vice President-Operations

Arthur S. Goldberg, C.P.A.
Vice President-Finance
Chief Financial Officer

William Peters
Vice President
Corporate Development

Corporate Office

Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue, Amityville, NY 11701
(631) 789-8228

Counsel

Tashlik, Kreutzer, Goldwyn & Crandell PC
40 Cuttermill Road, Suite 200
Great Neck, NY 11021

Auditor

Eisner LLP
750 Third Avenue
New York, NY 10017-2703

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place, New York NY 10004

Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available to shareholders on request. It may be obtained without charge by writing to:

Mr. David S. Seltzer, Secretary
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue, Amityville, NY 11701

Left to right standing:
Jesse Kirsh, Director, Quality Assurance; **William Peters**, Vice President, Corporate Development; **Elan Bar-Giora**, Executive Vice President, Operations;
Bernard Seltzer, Chairman; **Gary April**, President, Health Care Products Division;
Shakila Hafeez, Director, Quality Control; **Edwin Berrios**, Vice President, Sales;
David Seltzer, President and CEO; **Arthur S. Goldberg**, Vice President, Finance, CFO;
Tanya Akimova, Director, New Business Development
Left to right sitting:
Reuben Seltzer, Director; **Pudpong Poolsuk**, Senior Director, Science;
Joanne Curri, Director, Regulatory Affairs; **Therese Ast**, Vice President, Scientific Affairs



Hi·Tech®
PHARMACAL Co, Inc.

369 Bayview Avenue

Amityville, New York 11701

631-789-8228

www.diabeticproducts.com

www.hitechpharm.com